LAW OFFICES OF CRAIG V. BUTLER

9900 Research Drive
Irvine, California 92618
Telephone No. (949) 484-5667 • Facsimile No. (949) 209-2545
www.craigbutlerlaw.com
cbutler@craigbutlerlaw.com

November 27, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn:  Loan Lauren P. Nguyen

Re:

Green Automotive Company

Amendment No. 4 to Form 8-K

Filed October 18, 2013

File No. 000-54049

Dear Ms. Nguyen:

We herein provide the following responses to your comment letter dated November 15, 2013, regarding the above-mentioned Current Report on Form 8-K/A for Green Automotive Company (the “Company”).  I have summarized your comments in bold followed by the Company’s response.  The Company will be filing an amended Form 8-K/A in conjunction with this comment response to address the comments (the “Amended Filing”).

General

1.

We note your response to prior comment 23. We have not received a copy of the Frost and Sullivan materials you cite in your amended Form 8-K. Please provide us with a copy of these materials.

The Company will provide these materials via e-mail.  I will contact to obtain the correct e-mail address.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 6

Liberty Transaction, page 9

2.

We note your response to prior comment 7. Please place the information in the first sentence of the first paragraph on page 11 in context by disclosing the average years of experience of the LEC team and briefly explaining the significance of aggregate years of experience to an understanding of your business.

The Company has provided this additional disclosure in the Amended Filing.

3.

We note your response to prior comment 8 and the disclosure that the test program for the Liberty E-Range will be completed in mid-2013.  Please revise to disclose whether the test program is completed and clarify whether this will affect when you will bring the vehicles to market.

The Company is providing additional disclosure in the Amended Filing to ensure the disclosure is not misleading.  However, because the filing was a Form 8-K and the disclosure is static in time as of the date of the close of the transaction it is reporting (December 14, 2012) the Company has tried to minimize this updated disclosure as it is not providing updated disclosure throughout the document.

LAW OFFICES OF CRAIG V. BUTLER

Loan Lauren P. Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

November 26, 2013

4.

We note your response to prior comment 9. Please discuss your dependence on Navistar in Management’s Discussion and Analysis and add a risk factor describing the attendant risks.

The Company has added the additional disclosure in the Amended Filing.

5.

We note your revised disclosure in the first paragraph on page 14 regarding the impact of a decrease in funding on your ability to meet your obligations under the agreement with Don Brown Bus Sales, Inc.   Please add a risk factor describing the risks in this regard.

The Company has added the additional disclosure in the Amended Filing.

6.

Please file a written summary of the amendment to the initial agreement which increased the bus order as a material contract with the next amendment or advise.

The additional order placed by Don Brown Bus Sales, Inc. was delivered via e-mail.  The Company has added a written summary of the amendment as an exhibit to the Amended Filing.

Government Approvals and Regulations, page 16

7.

We note your response to prior comment 25 and your disclosure that you are in compliance with certain regulations.  Please identify and discuss in greater detail specific existing or probable government regulations that are material to an understanding of your business.

The Company has added additional disclosure in the Amended Filing.

8.

Additionally, we note from your revised disclosure in the last paragraph on page 12 that you participate in grant-based research programs.  Please identify and discuss these programs here and add risk factor disclosure describing the attendant risks of dependence on or participation in grant-based programs.

The Company’s disclosure on page 12 contains a description of the two primary grant-based programs that LEC is involved in. The Company has added a risk factor to the Amended Filing related to participating in grant-based programs.

LAW OFFICES OF CRAIG V. BUTLER

Loan Lauren P. Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

November 26, 2013

Exhibit 99.3 – Unaudited Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro-Forma Condensed Consolidated Statement of Operations for the Nine Months Ended September 30, 2012

9.

On June 28, 2012, you entered into a Stock Exchange Agreement with Liberty Electric Cars, and the transaction closed on July 23, 2012.  In this regard, the related Form 8-K should have been filed within four business days of the acquisition.  This Form 8-K was required to present pro forma financial statements for the latest interim period that preceded the acquisition.  Such presentation aligns the interim pro forma financial statements with the interim financial statements of the acquired business provided in accordance with Rule 8-04 of Regulation S-X. Therefore, please revise your filing to include an unaudited pro forma statement of operations for the six months ended June 30, 2012, in lieu of your current presentation of an unaudited pro forma statement of operations for the nine months ended September 30, 2012.

At the time the Company closed the acquisition of Liberty Electric Cars, on July 23, 2012, the Company was not subject to the reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Company did not become subject to the reporting requirements under the Exchange Act until it closed the merger transaction with Matter of Time I Co. on December 14, 2012, which is the transaction that triggered the relevant Current Report on Form 8-K.  As a result, the Company did not have an obligation to file a Current Report on Form 8-K within four days of closing the transaction with Liberty Electric Cars Ltd.  The Company has replaced the nine month pro forma numbers for the period ended September 30, 2012 with the six months ended June 30, 2012.

Company’s Statements

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler

Craig V. Butler, Esq.

LAW OFFICES OF CRAIG V. BUTLER

Loan Lauren P. Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

November 26, 2013

[Green Automotive Company Letterhead]

November 27, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn:  Loan Lauren P. Nguyen

Re:

Green Automotive Company

Amendment No. 4 to Form 8-K

Filed October 18, 2013

File No. 000-54049

Dear Ms. Nguyen:

Green Automotive Company (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing filed with the Commission on November 27, 2013:

Company’s Statements

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Ian Hobday

Ian Hobday

Chief Executive Officer